March 31, 2014	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 Paul.chestovich@maslon.com

SUBMITTED VIA EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cachet Financial Solutions, Inc. (the “Company”)
Form 8-K Filed February 12, 2014, as amended
File Number 000-53925

Dear Mr. Spirgel:

This letter responds on behalf of the Company to your comment letter dated March 10, 2014 (the “Comment Letter”), with respect to the above-referenced document filed by the Company with the Commission (the “Form 8-K”).  To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to your letter.  In conjunction with our submission of this letter, the Company is filing an amendment (the “Amendment”) to the Form 8-K incorporating the disclosures referred to in the responses below.

Form 8-K filed February 12, 2014

General

1.
Please file an amended Form 8-K by March 31, 2014 to include the audited financial statements of Cachet Financial Solutions for the year ended December 31, 2013.

The Amendment includes the audited financial statements of the Company through December 31, 2013, in addition to the revised disclosure that is responsive to your other comments, as indicated in the remainder of this letter.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
March 31, 2014

2.
Please revise your Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Disclosure in the Form 8-K has been revised to highlight shareholders’ inability to rely upon Rule 144 to resell stock until one year after the date on which all of the required Form 10 information has been provided, and to note the resale restrictions imposed by Rule 144(i).  In particular, a risk factor has been added, on page 18 of the Amendment, addressing the resale restrictions imposed by Rule 144(i).  In addition, we have added similar language to the “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholders Matters” section of the Amendment, under the caption “Rule 144(i).”  Please see page 23.

Cautionary Note Regarding Forward-Looking Statements, page 2

3.
Refer to the statement that the report contains certain statement that would be deemed “forward-looking statements” under Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Please be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.

The Company acknowledges that the safe harbor for “forward-looking statements” under Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 does not apply to statements made by companies that issue penny stock, such as the Company. We note that the original Form 8-K did contain a risk factor explaining that the Company is not entitled to rely on the safe harbor for forward-looking statements provided by the federal securities laws noted above (see page 19 of the Amendment).  We have, however, added mention of this fact on page 2 of the Amendment.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
March 31, 2014

Item 2.01. Completion of Acquisition or Disposition of Assets, page 6

4.
Please provide disclosure with respect to all material relationships that existed between DE Acquisition 2, Inc. and its affiliates, on the one hand, and Cachet Financial Solutions Inc. and its affiliates, on the other hand, prior to the time of the Merger Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Prior to the merger, the Company engaged Northland Securities, Inc. as a financial advisor to assist the Company in raising capital and to pursue strategic alternatives.  Terril H. Peterson, a stockholder of DE Acquisition 2, Inc. and the Chief Executive Officer and sole directors of the company prior to the merger, is the father Mr. Jeffrey Peterson, a registered representative of Northland Securities.  In addition, Mr. Randy Nitzsche, also a stockholder of DE Acquisition 2, Inc. prior to the merger, is the Chief Executive Officer of Northland Securities.

In the Amendment, we have disclosed these relationships and provided summary disclosure of the reasons for the transaction and the structure.  Please see page 5 of the Amendment.

We have re-reviewed the disclosure obligations under Regulation S-K, Item 404(c), paragraph (2) in particular, and believe that the disclosure we have added on page 5 of the Amendment fulfills the disclosure obligations under that Item.

5.	Please provide the information required pursuant to Item 101(a)(1) of Regulation S-K with respect to DE Acquisition 2, Inc.

We have included a statement to the effect that DE Acquisition 2, Inc. was incorporated in the State of Delaware on February 24, 2010, and that it had no formal business operations from that date until the consummation of the Merger.  Please see page 11 of the Amendment, under the new caption “Company History.”

6.
Please revise to discuss whether any of your patents (or patent applications), copyrights or trademarks are material to your business. To the extent you hold any material intellectual property, please disclose the name, duration and effect of such intellectual property.

The Company has added your requested disclosure under the “Intellectual Property” caption on page 10 of the Amendment.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
March 31, 2014

7.
Please revise to provide a discussion of your current funding situation, including a summary of your outstanding debt as of the most recent practicable date. In addition, please disclose the amount, if any, of your debt that is currently in default. Please also disclose the amount of funding necessary to fund your operations for the next twelve months.

The Amendment includes a discussion of the Company’s current funding situation, including a summary of outstanding debt and the amounts of such debt in default, through the most practicable date prior to filing. The Amendment also states the amount of funding believed to be necessary to fund operations for the next 12 months.  Please see page 5.  We have included similar disclosure in the Liquidity and Capital Resources section.  See page 29.

Management’s Discussion and Analysis or Plan of Operation, page 23

8.
Please provide a more thorough explanation of your business developments to date. For example, please provide a more thorough discussion of the company’s current cost structure. We note that you have accumulated losses of $33.2 million since inception.

The Amendment now discusses the Company’s business developments to date, including a discussion of the Company’s current cost structure and causes of accumulated losses since the Company’s inception. To signpost for readers, we have broken our initial “Overview” caption into two parts, the first part relating to the merger transaction and the second part relating to the development of the business.  Expanded discussion is also included under the “Inception to Date Financial Results” and the “Critical Accounting Policies—Basis of Presentation” paragraph.  Please see pages 25-28.

9.	Please provide an explanation of the difference between total and live clients.

“Total clients” includes all clients with whom the Company has a contractual relationship to provide RDC Select and RDC Select Mobile services, whether or not the software has been installed and tested and client personnel has been trained. “Live clients” includes only clients who have completed installation, testing and training and begun to utilize the RDC services.  In the Amendment, we have changed our terminology so as to refer to “live clients” as “active clients” and explain what we mean when we use that phrasing.  Please see page 28 of the Amendment (in the “Revenue” paragraph under the caption “Results of Operations for Year Ended December 31, 2013”).

10.	Please revise to describe the different revenue models, if any, between RDC Select and RDC Select Mobile.

RDC Select and RDC Select Mobile revenue models are the same, and both include a one-time implementation fee, a fixed monthly subscription fee, and a variable transaction fee. The only difference between the two is that the RDC Select model has a higher subscription fee and lower variable transaction fee than the RDC Select Mobile model.  Please see page 25.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
March 31, 2014

Liquidity and Capital Resources, page 29

11.
Please provide specific disclosure regarding your monthly cash burn, including how long you believe your current cash will fund your operations. In addition, please discuss what plans, if any, you have to obtain financing to fund your operations over the near term.

In the Amendment, we have revised the Liquidity and Capital Resources disclosures to include those substantially those disclosures referenced above in our response to your Comment 7, in addition to the cash required annually for operations and the Company’s cash flow expectations for 2014.  The Company has stated briefly in the Amendment that it is actively seeking financing, but does not wish to provide greater detail due to restrictions on general solicitation for private offering exemptions that the Company anticipates claiming in connection with future financing activity.  Please see page 30.

12.
Please revise your summary of your debt obligations to identify debt maturing within one year as short-term debt. Moreover, provide maturity dates and amounts for all of your outstanding short-term debt.

The summary of the Company’s debt obligations on page 31 of the Amendment has been revised to identify debt maturing within one year as short-term debt and provide maturity dates and amounts for the Company’s outstanding short-term debt.

In connection with this response, the Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8305, or by facsimile at (612) 642-8305; or to Jeffrey Mack, the Company’s Chief Executive Officer by telephone at (952) 698-6981, or by facsimile at (952) 698-6999.

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
March 31, 2014

Regards,

/s/ Paul Chestovich
Paul D. Chestovich, Esq.

cc: (via email):  Jeffrey Mack